06006377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ELECTRONIC SPECIALIST LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue, 38th Floor
(No. and Street)

New York,	NY	10017
(City)	(State)	(Zip Code)

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Sher (212) 994-9864
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, David Sher swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Electronic Specialist, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BRIDGETT O TARANTO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01TA6132519
Qualified in King County
My Commission Expires August 29, 2009

Bridgett O. Taranto
Notary Public

Signature

CEO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

ELECTRONIC SPECIALIST LLC
(a limited liability company and a wholly owned subsidiary of ESP Technologies LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member of
Electronic Specialist LLC

We have audited the accompanying statement of financial condition of Electronic Specialist LLC (the "Company") (a limited liability company and a wholly owned subsidiary of ESP Technologies LLC) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Electronic Specialist LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

March 1, 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

ELECTRONIC SPECIALIST LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash	$ 866,226
Cash Segregated Under Federal Regulations	171,734
Due from Brokers	1,014,756
Due from Parent	397,031
Other	25,180
Total Assets	$2,474,927
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to brokers	$ 708,071
Soft dollar related	152,200
Accounts payable, accrued expenses and other liabilities	165,047
Total liabilities	1,025,318
Member's Equity	1,449,609
Total Liabilities and Member's Equity	$2,474,927

See Notes to Financial Statements

1. ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY:

Electronic Specialist LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). Additionally, the Company is registered with the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Futures Association (the "NFA") as an introducing broker. The Company primarily provides direct market access and algorithmic trade routing services for institutional customers. The Company is a wholly owned subsidiary of ESP Technologies LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Commissions and servicing income from customer transactions and the related expenses are recorded on a trade-date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reflected in the financial statements. Actual results could differ from those estimates due to uncertainties inherent in any such estimation process.

Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Substantially all assets and liabilities are recorded at contracted amounts, which approximate fair value.

The Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the Member reports the Company's income or loss on its income tax return.

3. CASH SEGREGATED UNDER FEDERAL REGULATIONS:

Cash of approximately $172,000 has been segregated in a special account for the exclusive benefit of customers, in accordance with the exemptive provisions of Rule 15c3-3(k)(2)(i) of the SEC.

4. NET CAPITAL REQUIREMENT:

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1, which specifies uniform net capital requirements for its registrants. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Additionally, the Company is subject to the CFTC's minimum financial requirements (Regulation 1.17) which specifies net capital requirements for its registrants. As of December 31, 2005, the Company's net capital was $925,030, which was $675,030 in excess of its minimum requirements of $250,000 under SEC Rule 15c3-1 and CFTC Regulation 1.17.

5. RELATED PARTY TRANSACTIONS:

The Parent is currently providing bill-paying services and charges the Company for the Company's direct expenses. Additionally, the Parent charges the Company a portion of salaries for individuals who service the Company and the Company charges the Parent a portion of salaries for individuals who service the Parent. Due from Parent on the statement of financial condition represents net cash advances made to the Parent with respect to the funding of these expenses and to meet other cash requirements of the Parent.

The Company entered into a software license agreement with its Parent for the use of software that provides for the routing of trades. The cost to the Company is a stated monthly fee per active user. The agreement, which calls for automatic six-month renewals, was automatically renewed until April 2006. Additionally, the agreement may be terminated in the event of certain occurrences, as described in the agreement, and provides for the assignment and servicing of third-party clients to the Company for value as mutually determined. Currently, such clients are customers of the primary clearing broker.

The Company provides execution services to an affiliate of the majority member of the Parent. Additionally, the Company provides execution services to an affiliate of the majority member of the Parent at a fixed monthly rate.

In order to meet certain requirements of the lessor, an affiliate of the majority member of the Parent entered into a lease agreement for the space occupied by the Company.

The managing member of the Parent has guaranteed the amount due from the Parent.

6. OFF-BALANCE-SHEET AND CONCENTRATION OF CREDIT RISK:

The Company clears the majority of its customer transactions with one clearing broker and such transactions are introduced on a fully disclosed basis. Additionally, the Company does use the clearing services of three other clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying these transactions. Customer activities may also expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in customers' accounts. The Company seeks to control risk associated with these customer activities by reviewing the creditworthiness of such customers.

It is the Company's policy to review the creditworthiness of all institutions with which it conducts business in order to help mitigate any losses that may be incurred where there might be a concentration of balances. At year-end, the due from broker represents amounts due from several brokers; however, approximately 60% of the amount is due from the primary clearing broker and approximately 75% represents amounts due from all clearing brokers. Such balances with clearing brokers may represent deposits and requirements of regulatory bodies, internal requirements established by the clearing brokers or available cash. Such accounts are included by the clearing broker in the

Proprietary Account of an Introducing Broker (the "PAIB") Reserve Computation as set forth in SEC Rule 15c3-1, which restricts the use of these funds and securities by the clearing broker.

Cash is held primarily by one financial institution, the balance of which is insured by the Federal Deposit Insurance Corporation up to $100,000.

7. EXEMPTIONS FROM RULE 15c3-3:

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of (k)(2)(ii). Due to the nature of the Company's soft dollar business, the Company is subject to a $250,000 minimum requirement under SEC Rule 15c3-1, and additionally, is required to maintain a "Special Account for the Exclusive Benefit of Customers of Electronic Specialist LLC" under the exemptive provisions of SEC Rule 15c 3-3(k)(2)(i).

8. NEW PRONOUNCE-MENTS:

Management does not believe that any recently issued, but not effective, accounting standards if currently adopted would have a material effect on the accompanying financial statement.

ELECTRONIC SPECIALIST LLC
(a limited liability company and a wholly owned subsidiary of ESP Technologies LLC)

REPORT PURSUANT TO RULE 17a-5(d) AND REGULATION 1.10

DECEMBER 31, 2005

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ELECTRONIC SPECIALIST LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue, 38th Floor
(No. and Street)

New York,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Sher (212) 994-9864
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, David Sher swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Electronic Specialist, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BRIDGETT O TARANTO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01TA6132519
Qualified In King County
My Commission Expires August 29, 2009

Bridgett O Taranto

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

ELECTRONIC SPECIALIST LLC

CONTENTS
December 31, 2005

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member of
Electronic Specialist LLC

We have audited the accompanying statement of financial condition of Electronic Specialist LLC (the "Company") (a limited liability company and a wholly owned subsidiary of ESP Technologies LLC) as of December 31, 2005, and the related statements of income, changes in Member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Specialist LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

March 1, 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash	$ 866,226
Cash Segregated Under Federal Regulations	171,734
Due from Brokers	1,014,756
Due from Parent	397,031
Other	25,180
Total Assets	$2,474,927
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to brokers	$ 708,071
Soft dollar related	152,200
Accounts payable, accrued expenses and other liabilities	165,046
Total liabilities	1,025,317
Member's Equity	1,449,610
Total Liabilities and Member's Equity	$2,474,927

See Notes to Financial Statements

ELECTRONIC SPECIALIST LLC

STATEMENT OF INCOME

Year ended December 31, 2005

Revenue:	
Commissions and servicing income	$9,089,868
Other	7,623
Total revenue	9,097,491
Expenses:	
Clearance, commissions and execution	3,236,034
Employee compensation, commissions and related expenses	2,584,834
Soft dollar related	119,692
Technology, communication and data processing	1,764,099
General, administrative and office	205,079
Professional	180,553
Other	167,986
Total expenses	8,258,277
Net income	$ 839,214

See Notes to Financial Statements

ELECTRONIC SPECIALIST LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2005	
Member's equity at December 31, 2004	$ 860,396
Member's withdrawals	(250,000)
Net income	839,214
Member's equity at December 31, 2005	$1,449,610

See Notes to Financial Statements

ELECTRONIC SPECIALIST LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 839,214
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Cash segregated under federal regulations	(171,734)
Due from brokers	(587,650)
Due from Parent	283,090
Other assets	51,196
Increase (decrease) in operating liabilities:	
Due to brokers	626,639
Soft dollar related	(21,920)
Accounts payable, accrued expenses and other liabilities	96,198
Net cash provided by operating activities	1,115,033
Cash used in financing activity - Member's withdrawals	(250,000)
Net increase in cash	865,033
Cash at beginning of year	1,193
Cash at end of year	$ 866,226

See Notes to Financial Statements

1. ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY:

Electronic Specialist LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). Additionally, the Company is registered with the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Futures Association (the "NFA") as an introducing broker. The Company primarily provides direct market access and algorithmic trade routing services for institutional customers. The Company is a wholly owned subsidiary of ESP Technologies LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Commissions and servicing income from customer transactions and the related expenses are recorded on a trade-date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reflected in the financial statements. Actual results could differ from those estimates due to uncertainties inherent in any such estimation process.

Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Substantially all assets and liabilities are recorded at contracted amounts, which approximate fair value.

The Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the Member reports the Company's income or loss on its income tax return.

3. CASH SEGREGATED UNDER FEDERAL REGULATIONS:

Cash of approximately $172,000 has been segregated in a special account for the exclusive benefit of customers, in accordance with the exemptive provisions of Rule 15c3-3(k)(2)(i) of the SEC.

4. NET CAPITAL REQUIREMENT:

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1, which specifies uniform net capital requirements for its registrants. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Additionally, the Company is subject to the CFTC's minimum financial requirements (Regulation 1.17) which specifies net capital requirements for its registrants. As of December 31, 2005, the Company's net capital was $925,030, which was $675,030 in excess of its minimum requirements of $250,000 under SEC Rule 15c3-1 and CFTC Regulation 1.17.

5. RELATED PARTY TRANSACTIONS:

The Parent is currently providing bill-paying services and charges the Company for the Company's direct expenses. Additionally, the Parent charges the Company a portion of salaries for individuals who service the Company and the Company charges the Parent a portion of salaries for individuals who service the Parent. The net charge from the Parent was approximately $83,000. Due from Parent on the statement of financial condition represents net cash advances made to the Parent with respect to the funding of these expenses and to meet other cash requirements of the Parent.

The Company entered into a software license agreement with its Parent for the use of software that provides for the routing of trades. The cost to the Company is a stated monthly fee per active user that amounted to approximately $1,744,000 for the year and is included in technology, communication and data processing on the statement of income. The agreement, which calls for automatic six-month renewals, was automatically renewed until April 2006. Additionally, the agreement may be terminated in the event of certain occurrences, as described in the agreement, and provides for the assignment and servicing of third-party clients to the Company for value as mutually determined. Approximately 36% of commissions and servicing income relates to the servicing of these third-party clients. Currently, such clients are customers of the primary clearing broker.

The Company provides execution services to an affiliate of the majority member of the Parent. Additionally, the Company provides execution services to another affiliate of the majority member of the Parent at a fixed monthly rate. Included in commissions and servicing income is approximately $800,000 relating to these relationships.

In order to meet certain requirements of the lessor, an affiliate of the majority member of the Parent entered into a lease agreement for the space occupied by the Company. Included in general, administrative and office on the statement of income is rent expense approximating $143,000 for the year ended December 31, 2005.

The managing member of the Parent has guaranteed the amount due from the Parent.

6. OFF-BALANCE-SHEET AND CONCENTRATION OF CREDIT RISK:

The Company clears the majority of its customer transactions with one clearing broker and such transactions are introduced on a fully disclosed basis. Additionally, the Company uses the clearing services of three other clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying these transactions. Customer activities may also expose the Company to off-balance-sheet risk in the event the customer or other brokers are unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in customers' accounts. The Company seeks to control risk associated with these customer activities by reviewing the creditworthiness of such customers.

During the year ended December 31, 2005, revenue generated from direct customers (as opposed to clients which the Company services on behalf of the Parent, as described in Note 5) of the Company located in the northeast region of the United States was approximately 70% of the revenue generated by such direct customers.

It is the Company's policy to review the creditworthiness of all institutions with which it conducts business in order to help mitigate any losses that may be incurred where there might be a concentration of balances. At year-end, the due from brokers represents amounts due from several brokers; however, approximately 60% of the amount is due from the primary clearing broker and approximately 75% represents amounts due from all clearing brokers. Such balances with clearing brokers may represent deposits and requirements of regulatory bodies, internal requirements established by the clearing brokers or available cash. Such accounts are included by the clearing brokers in the Proprietary Account of an Introducing Broker (the "PAIB") Reserve Computation as set forth in SEC Rule 15c3-1, which restricts the use of these funds and securities by the clearing brokers.

Cash is held primarily by one financial institution, the balance of which is insured by the Federal Deposit Insurance Corporation up to $100,000.

7. EXEMPTIONS FROM RULE 15c3-3:

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of (k)(2)(ii). Due to the nature of the Company's soft dollar business, the Company is subject to a $250,000 minimum requirement under SEC Rule 15c3-1, and additionally, is required to maintain a "Special Account for the Exclusive Benefit of Customers of Electronic Specialist LLC" under the exemptive provisions of SEC Rule 15c 3-3(k)(2)(i).

8. NEW PRONOUNCE-MENTS:

Management does not believe that any recently issued, but not effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

ELECTRONIC SPECIALIST LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2005

Member's equity	$1,449,610
Less nonallowable assets:	
Due from brokers	102,369
Due from Parent	397,031
Other	25,180
Net capital	925,030
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $1,025,318, or $250,000	250,000
Excess net capital	$ 675,030
Schedule of aggregate indebtedness:	
Due to brokers	$ 708,071
Soft dollar related	152,200
Accounts payable, accrued expenses and other liabilities	165,046
Total aggregate indebtedness	$1,025,317
Ratio of aggregate indebtedness to net capital	1.11 to 1

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17A-5 Part II FOCUS Report filing as of the same date.

See Notes to Financial Statements